FORM 11-K

(Mark one)



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1999


                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.



Commission file number # 001-04364


                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN

                               Ryder System, Inc.
                               3600 N.W. 82 Avenue
                              Miami, Florida 33166


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                              REQUIRED INFORMATION

FINANCIAL STATEMENTS                                                   PAGE NO.
--------------------                                                   --------

   /bullet/   Independent Auditors' Report                                2
   /bullet/   Statements of Financial Position
                  December 31, 1999 and 1998                              3
   /bullet/   Statements of Changes in Plan Equity
                  for the years ended December 31, 1999 and 1998          4
   /bullet/   Notes to Financial Statements                               5

EXHIBITS
--------

   /bullet/   Exhibit Index                                               9
   /bullet/   Independent Auditors' Consent                              10





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                     RYDER SYSTEM, INC.
                                                     DEFERRED COMPENSATION PLAN


Date: June 28, 2000                                  By:  /s/ EDWIN A. HUSTON
                                                          -------------------
                                                     Edwin A. Huston
                                                     Vice Chairman


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                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder System, Inc. Deferred Compensation Plan:

We have audited the accompanying statements of financial position of Ryder System, Inc. Deferred Compensation Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1999 and 1998, and the changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Miami, Florida
June 23, 2000

                                       2
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                 RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                        STATEMENTS OF FINANCIAL POSITION
                           DECEMBER 31, 1999 AND 1998





                                             1999             1998
                                         ------------     ------------
                 ASSETS

Receivable from Ryder System, Inc.       $ 16,952,754     $ 11,278,809
                                         ------------     ------------

      Total assets                       $ 16,952,754     $ 11,278,809
                                         ============     ============




      LIABILITIES AND PLAN EQUITY

Plan equity                              $ 16,952,754     $ 11,278,809
                                         ------------     ------------

      Total liabilities and plan equity  $ 16,952,754     $ 11,278,809
                                         ============     ============


The accompanying notes are an integral part of these financial statements.

                                       3
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                 RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                      STATEMENTS OF CHANGES IN PLAN EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                 1999              1998
                                              -----------       -----------
Additions to plan equity attributed to:
  Investment income from
    notional investments:
     Net appreciation in value                $ 1,932,166       $   477,235
     Dividends                                  1,028,420           518,918
                                              -----------       -----------
      Net investment income                     2,960,586           996,153
                                              -----------       -----------

Contributions to notional investments:
     Employer                                     154,955           204,103
     Employee                                   3,565,061         3,642,943
                                              -----------       -----------
      Total contributions                       3,720,016         3,847,046
                                              -----------       -----------

Transfers from other plans                             --         2,480,577
                                              -----------       -----------

      Total additions                           6,680,602         7,323,776
                                              -----------       -----------

Deductions from plan equity:
    Distributions                               1,006,657           754,638
                                              -----------       -----------

Net increase in plan equity                     5,673,945         6,569,138

Plan equity at beginning of period             11,278,809         4,709,671
                                              -----------       -----------

Plan equity at end of period                  $16,952,754       $11,278,809
                                              ===========       ===========


The accompanying notes are an integral part of these financial statements.

                                       4
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                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

     The following description of the Ryder System, Inc. Deferred Compensation Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     General. The Plan was adopted effective January 1, 1997. The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA. The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of Ryder System, Inc. (the "Company"), and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company.

     Effective July 1, 1997, the Company transferred assets to a grantor trust (the "Trust") solely for the benefit of the Plan participants which may be used to pay all or a portion of the obligations of the Plan and certain other non-qualified benefit obligations of the Company. The Trust provides greater assurance that future benefits under the Plan will be paid in the event that a change of control should occur or under other circumstances. However, the right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the Trust and the general assets of the Company in the event of bankruptcy, and neither the Plan, participant, nor a designated beneficiary will have any rights in or against any specific assets of the Trust or the Company.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Fidelity Management Trust Co. is the Plan's recordkeeper.

     Eligibility. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be designated by a committee appointed by the Board of Directors, (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401 (a)(1) of ERISA, and (iii) be an eligible employee of the Company with tax-deferred contributions or Company matching contributions under the Ryder System, Inc. Savings Plan A or B (the "Savings Plan") limited by reason of limitations imposed by Sections 402(g), 415 or 401(a)(17) of the Internal Revenue Code of 1986 (the "Code"), as amended. Members of the Company's Board of Directors are eligible for participation in the Plan.

     Contributions. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of a Plan year. Participants may defer up to 100% of compensation less the amount of Savings Plan tax-deferred contributions. Income taxes are deferred on participants' salary reductions and the deferred salary amounts are assumed to be invested ("notional investments") in accordance with investment options selected by each participant. Participants may elect to contribute to any of 13 notional investment options. Participants may transfer their contributions among funds on a daily basis. Beginning January 1, 1998, the Company contributions are automatically allocated on a notional basis to the Ryder System, Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, whichever comes first.


                                       5
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     The Company matches 50% of employee contributions up to 4% of compensation
     (6% if the Company meets its Economic Value Added or EVA goal), offset by any company match recorded during the plan year in the Savings Plans. Plan contributions and match are not tied to participation in the Savings Plan.

     Beginning January 1, 1999, the Company has revised the additional EVA match component so that participants will receive a pro-rata portion of the EVA match based on the portion of the EVA goal attained.

     Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) appreciation which is indexed to the market performance of the participants' elections among the notional investment funds made available under the Plan less administrative expenses, if any. Allocations are based on participant earnings or account balance. Appreciation is allocated daily based on units of notional investment. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 1999, forfeited non-vested accounts available to reduce future employer contributions totaled $8,407. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting. Participants are immediately vested in their contributions and any appreciation thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the appreciation attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the appreciation attributable to such contributions.

     Distributions. The vested portion of a participant's account, less any applicable withholding, shall be distributed at the participant's election, as either a) a lump sum or b) a minimum of two, and a maximum of 15 annual installments. Distributions shall be paid on the January 1 immediately following a participant's separation from employment, or as soon as administratively practical thereafter. Each year's deferral has a separate distribution election and participants may elect up to 15 annual installments or a fixed date distribution during employment. A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request and the amount withdrawn cannot be subsequently repaid to the Company. Such amounts will be considered distributions to the participant for tax purposes. At anytime, participants may elect to withdraw all of the vested portion of their account less a withdrawal penalty of 10% of such amount. Once payment is made, the participant shall not be eligible to participate in the Plan again.

2.   Summary of Significant Accounting Policies

     Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

     Receivable from Company. The Plan records a receivable from the Company equal to the notional amount of the participants' accounts including company matches. Purchases and sales of notional investments are recorded on a trade-date basis. Dividends on notional investments in Company common stock and mutual funds are recorded on the record date. Interest income on notional investments is recorded on the accrual basis.

     Payment of Benefits.  Benefits are recorded when paid.

3.   Transfers From Other Plans

     Effective January 1, 1998, participants of the Prime Rate Deferred Compensation Plan had the option to transfer any or all of their account balances to the Plan. Account balances transferred from the Prime Rate Deferred Compensation Plan totaled $2.5 million in 1998.

4.   Nonparticipant-directed Notional Investments

     Information about the notional investments and the significant components of the changes in notional investments related to nonparticipant-directed notional investments is as follows:

                                                      December 31,
                                              1999                    1998
                                            --------                 -------
     Notional Investments:
        Common Stock                        $115,678                $60,264


                                                        Year ended
                                           December 31,            December 31,
                                              1999                    1998
                                           ------------            ------------
     Changes in Notional Investments:
        Contributions                       $ 61,534                 $69,006
      Net depreciation                        (6,120)                 (3,935)
                                            --------                 -------
                                            $ 55,414                 $65,071
                                            ========                 =======

5.   Plan Termination

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event the Plan is terminated, distribution of amounts in the participant's account shall be made to the participant on January 1st immediately following a participant's separation from employment. Payment will be made in accordance with the participant's most recent participant election and enrollment form which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant's account for periods after termination of the Plan, but the Retirement Committee shall continue to credit gains and losses to the participant's account, until the balance has been fully distributed.

  6. Tax Status of the Plan

     A participant generally will not be taxed on the tax-deferred contributions or the Company matching contributions to the Plan, or earnings thereon, allocable to his participant's account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the


                                       7
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     participant's account, including any earnings, is deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

     Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

      An employee's tax-deferred contributions to the Plan are subject to federal social security and medicare taxes and federal unemployment taxes when earned, and Company matching contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.

7.   Plan Fees and Expenses

     Although all expenses of administration relating to the Plan may be charged against a participant's account, at the present time, the Company has elected to pay all administrative and marketing expenses.

                                       8
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                                  EXHIBIT INDEX

EXHIBIT                   DESCRIPTION
-------                   -----------

23.1                      Independent Auditors' Consent

                                       9